11022589

RECEIVED

2011 JUN 15 PM 2:04

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 17212 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Peachtree St., NE Suite 2500
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allan Jr. Blvd (Address) Atlanta (City) Ga (State) 30308 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires December 7, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2010

## Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2011

# SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

## Statement of Financial Condition

As of December 31, 2010
*(In Thousands, Except Share Amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 364 |
| Cash and securities segregated under Federal and other regulations | | 22,055 |
| Deposits with clearing organizations | | 13,127 |
| Receivables from brokers and dealers | | 43,818 |
| Customer receivables | | 8,337 |
| Due from related parties | | 29,804 |
| Securities purchased under agreements to resell | | 969,911 |
| Securities owned: | | |
| U.S. government and agency obligations | | 521,697 |
| State and municipal obligations | | 122,802 |
| Corporate debt and equities | | 743,121 |
| Commercial paper | | 13,716 |
| Other | | 7,256 |
| Total securities owned (including encumbered securities of $725,613) | | 1,408,592 |
| Accrued interest and other income receivable | | 36,656 |
| Secured demand note receivable from Parent | | 160,000 |
| Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $48,689 | | 10,385 |
| Goodwill | | 123,340 |
| Receivables for unsettled securities transactions | | 18,967 |
| Deferred taxes | | 9,016 |
| Other assets | | 5,876 |
| Total assets | | 2,860,248 |
| **Liabilities** | | |
| Securities sold but not yet purchased | | 770,844 |
| Securities sold under agreements to repurchase | | 837,157 |
| Accrued compensation and benefits | | 51,987 |
| Accrued interest payable and other liabilities | | 57,269 |
| Due to related parties | | 23,215 |
| Lines of credit payable to related parties | | 342,603 |
| Income taxes payable | | 2,090 |
| Customer payables | | 5,758 |
| Payables to brokers and dealers | | 38,859 |
| Total liabilities | | 2,129,782 |
| **Commitments and contingencies** | | |
| Subordinated demand note payable to Parent | | 160,000 |
| **Shareholder's equity:** | | |
| Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding | | 100 |
| Additional paid-in capital | | 429,870 |
| Retained earnings | | 140,496 |
| Total shareholder's equity | | 570,466 |
| Total liabilities and shareholder's equity | $ | 2,860,248 |

*The accompanying notes are an integral part of these financial statements.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

# Statement of Operations

Year Ended December 31, 2010
*(In Thousands)*

| | | |
|---|---|---|
| **Revenues** | | |
| Corporate finance fees | $ | 179,405 |
| Interest | | 42,421 |
| Fees received from related parties | | 42,738 |
| Commissions | | 35,441 |
| Underwriting fees | | 79,931 |
| Trading gains, net of losses | | 49,148 |
| Management and investment advisory fees | | 11,720 |
| Total revenues | | 440,804 |
| **Expenses** | | |
| Compensation and benefits | | 169,034 |
| Interest | | 27,425 |
| Fees paid to related parties | | 69,827 |
| Outside processing and software | | 24,227 |
| Occupancy and equipment | | 8,174 |
| Other | | 13,974 |
| Total expenses | | 312,661 |
| Income before income taxes | | 128,143 |
| Provision for income taxes | | 49,743 |
| Net Income | $ | 78,400 |

*The accompanying notes are an integral part of these financial statements.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

# Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2010
*(In Thousands)*

| | | |
|---|---|---|
| Subordinated demand note payable to Parent, beginning of year | $ | 160,000 |
| Repayment of subordinated demand note | | – |
| Issuance of subordinated demand note | | – |
| Subordinated demand note payable to Parent, end of year | $ | 160,000 |

*The accompanying notes are an integral part of these financial statements.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

# Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010
*(In Thousands)*

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2009 | $ 100 | $ 429,870 | $ 62,096 | $ 492,066 |
| Net Income | – | – | 78,400 | 78,400 |
| Balance, December 31, 2010 | $ 100 | $ 429,870 | $ 140,496 | $ 570,466 |

*The accompanying notes are an integral part of these financial statements.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

## Statement of Cash Flows

Year Ended December 31, 2010
*(In Thousands)*

| | | |
|---|---|---|
| **Operating activities** | | |
| Net income | $ | 78,400 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 3,691 |
| Deferred tax expense | | (149) |
| (Increase) decrease in operating assets: | | |
| Cash and securities segregated under Federal and other regulations | | (9,973) |
| Securities purchased under agreements to resell | | (526,999) |
| Securities owned | | (559,358) |
| Receivables: | | |
| Brokers and dealers | | (39,921) |
| Customers | | (8,131) |
| Unsettled securities transactions, net | | 58,832 |
| Accrued interest and other income receivable | | 3,637 |
| Due from related parties | | (29,804) |
| Other assets | | 23,769 |
| Increase (decrease) in operating liabilities: | | |
| Securities sold but not yet purchased | | 442,334 |
| Securities sold under agreements to repurchase | | 443,737 |
| Accrued compensation and benefits | | 1,102 |
| Accrued interest payable and other liabilities | | 846 |
| Due to related parties | | 1,435 |
| Payables to brokers and dealers | | 36,650 |
| Income taxes payable | | 2,090 |
| Customer payables | | 5,758 |
| Net cash used in operating activities | | (72,054) |
| | | |
| **Investing activities** | | |
| Capital expenditures | | (3,587) |
| Net cash used in investing activities | | (3,587) |
| | | |
| **Financing activities** | | |
| Increase in borrowings from related parties under lines of credit, net | | 75,603 |
| Net cash provided by financing activities | | 75,603 |
| | | |
| Net change in cash and cash equivalents | | (38) |
| Cash and cash equivalents, beginning of year | | 402 |
| Cash and cash equivalents, end of year | $ | 364 |
| | | |
| **Supplemental cash flow information** | | |
| Cash paid: | | |
| Interest | $ | 26,156 |
| Income taxes to Parent | $ | 38,912 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Summary of Significant Accounting Policies

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

### Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued.

### Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis.

Marketable securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management, except for short positions for which the last quoted ask price is used. The change in fair value is included in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## 1. Summary of Significant Accounting Policies (continued)

### Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of direct transaction related expenses.

### Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers, and are recognized on the trade date.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under federal or other regulations as cash and cash equivalents for the statement of cash flows.

### Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

## 1. Summary of Significant Accounting Policies (continued)

### Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2010.

### Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2010.

### Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

## 2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, an update to ASC 820-10, *Fair Value Measurements*. This update adds a new requirement to disclose transfers in and out of level 1 and level 2, along with the reasons for the transfers, and requires a gross presentation of purchases and sales of level 3 activities. Additionally, the update clarifies that entities provide fair value measurement disclosures for each class of assets and liabilities and that entities provide enhanced disclosures around level 2 valuation techniques and inputs. The Company adopted the disclosure requirements for level 1 and level 2 transfers and the expanded fair value measurement and valuation disclosures effective January 1, 2010. The adoption of the disclosure requirements for level 1 and level 2 transfers and the expanded qualitative disclosures, had no impact on the Company's financial position and results of operations. The adoption of the level 3 disclosure requirements will not have an impact on the Company's financial position and the results of operations.

## 2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

In February 2010, the FASB issued ASU 2010-09, an update to ASC 855-10, *Subsequent Events*. This update amends the guidance to remove the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. SEC filers must continue to evaluate subsequent events through the date the financial statements are issued. The amendment was effective and has been adopted by the Company upon issuance.

## 3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2010, a U.S. Treasury bill with a fair value of $10.0 million and cash of $12.1 million have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

## 4. Securities Under Agreements to Resell and Repurchase

Securities under agreement to resell and repurchase are collateralized primarily by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. The company takes possession of all securities under agreements to resell and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. Securities purchased under agreements to resell are primarily used to cover firm short positions. The value of the collateral is generally required to be between 100% and 110% of the fair value of the related underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has policies and procedures to manage market risk associated with these activities and will assume a limited degree of market risk by managing the size of the exposure. At December 31, 2010, the Company had accepted collateral with a fair value of $964.0 million that the Company is permitted to sell or repledge and had repledged $165.2 million of that collateral. The Company has pledged $887.3 million of certain trading assets and cash equivalents to secure $837.2 million repurchase agreements as of December 31, 2010.

**5. Fair Value of Financial Instruments**

The Company's financial instruments are valued based on quoted market prices or, if quoted market prices are not available, on quoted market prices of comparable instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally developed and considers risk premiums that a market participant would require. As a result, the recorded amounts of these financial instruments reflect management's best estimate of fair value at December 31, 2010.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with ASC 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, the Company applied the following fair value hierarchy:

Level 1: Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2: Assets and liabilities valued based on observable market data for similar instruments.

Level 3: Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

## 5. Fair Value of Financial Instruments (continued)

The following table represents trading assets and liabilities measured at fair value on a recurring basis.

| | | Fair Value Measurement at December 31, 2010, Using | | |
|---|---|---|---|---|
| | Assets/Liabilities | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | *(In Thousands)* | | | |
| Securities owned: | | | | |
| U.S. government and agency obligations | $ 521,697 | $ 76,312 | $ 445,385 | $ - |
| State and municipal obligations | 122,802 | - | 122,802 | - |
| Corporate debt and other securities | 750,377 | - | 746,415 | 3,962 |
| Commercial Paper | 13,716 | - | 13,716 | - |
| Total securities owned | $ 1,408,592 | $ 76,312 | $ 1,328,318 | $ 3,962 |
| Securities sold but not yet purchased: | | | | |
| U.S. government and agency obligations | $ 372,641 | $ 372,641 | $ - | $ - |
| Corporate debt and other securities | 398,203 | - | 398,203 | - |
| Total securities sold but not yet purchased | $ 770,844 | $ 372,641 | $ 398,203 | $ - |

The following is a discussion of the valuation techniques and inputs used in developing fair value measurements for assets and liabilities classified as level 2 or level 3 that are measured at fair value on a recurring basis, based on the class of financial instrument as determined by the nature and risks of the instrument.

**5. Fair Value of Financial Instruments (continued)**

**U.S. government and agency obligations**

The Company includes in this classification securities issued by federal agencies and government sponsored entities (GSEs) as well as pass through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac and Ginnie Mae. Agency securities consist of debt obligations issued by HUD, FHLB, and other agencies, or collateralized by loans that are guaranteed by the Small Business Association (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. The majority of these securities are valued by an independent pricing service that is widely used by market participants. The Company has determined that this pricing service is using similar instruments that are trading in the markets as the basis for its estimates of fair value and, as such, the Company appropriately classified these instruments as level 2. For SBA instruments, the Company estimates fair value based on pricing from observable trading activity for similar securities or obtains fair values from a third party pricing service, accordingly, the Company has also classified these instruments as level 2.

**State and municipal obligations**

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. The majority of these obligations are priced by an independent pricing service using pricing observed on trades of similar bonds and, therefore, are classified as level 2 in the fair value hierarchy.

**Corporate debt and other securities**

Corporate debt securities are predominantly comprised of senior subordinate debt obligations of domestic corporations. These securities are valued by an independent pricing service that is widely used by market participants. The Company has determined that this pricing service is using similar instruments, or in some cases the same instruments, that are trading in the markets as the basis for its estimates of fair value. Because the Company does not have direct access to the pricing service's valuation sources, the Company has determined that classification of these instruments as level 2 is appropriate. Also included in this category are asset backed securities that are either publicly traded or are 144A privately placed bonds. The company utilizes an independent pricing service to obtain fair values for publicly traded securities and securities for estimating the fair value of privately held bonds. At December 31, 2010, the Company

**5. Fair Value of Financial Instruments (continued)**

transferred $31.8 million of auction rate securities (ARS) collateralized by government guaranteed student loans from level 3 to level 2 in the fair value hierarchy. These ARS had been considered level 3 securities since the time that these auctions began failing in 2008, which resulted in a significant decrease in the volume and level of activity in these markets. This decrease in volume and activity required the use of significant unobservable inputs in the Company's valuations. As a result of an increase in observable market trades and bids for similar senior securities, the Company has determined that these are level 2 instruments. Student loan ARS held by the Company are generally collateralized by Federal Family Education Loan Program (FFELP) student loans, the majority of which benefit from a 97% (or higher) government guarantee of principal and interest. The Company's investments in level 3 collateralized debt obligations (CDOs) of $4.0 million at December 31, 2010, consisted of retained subordinate interests in a SunTrust Bank sponsored securitization. There continues to be a lack of observable secondary market trading and market data is generally not available for significant assumptions that would be used to estimate fair values; therefore, the Company has classified these instruments as level 3 within the fair value hierarchy. The Company adjusts valuations on these securities based on the likelihood that the issuer will refinance in the near term, a security's level of subordination in the structure, and/or the perceived risk of the issuer as determined by credit ratings or total leverage of the trust.

Beginning January 1, 2010, the Company changed its policy for recording transfers into and out of the fair value hierarchy levels in response to amended U.S. GAAP. All such transfers are now assumed to be as of the end of the period in which the transfers occurred, whereas, previously, the Company assumed transfers into levels to occur at the beginning of the period and transfers out of levels to occur at the end of the period. None of the transfers into or out of level 3 have been the result of using alternative valuation approaches to estimate fair values.

**Commercial paper**

The Company trades third party commercial paper (CP) that is generally investment grade and short-term in nature (less than 30 days). The Company estimates the fair value of the CP that it trades based on observable pricing from executed trades of similar instruments.

**5. Fair Value of Financial Instruments (continued)**

The following is a reconciliation of the beginning and ending balances of trading assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2010:

| Trading Assets | Fair Value Measurements Using Significant Unobservable Inputs |
|---|---|
| | *(In Thousands)* |
| Beginning balance January 1, 2010 | $ 31,913 |
| Included in earnings | 1,533 |
| Purchases, sales, issuances, payments and maturities, net | 2,266 |
| Level 3 transfers, net | (31,750) |
| Ending balance December 31, 2010 | $ 3,962 |
| The amount of total gains or (losses) for the 12 months ended December 31, 2010, included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2010 | $ (230) |

## 6. Premises and Equipment

| | Useful Life | At December 31, 2010 |
|---|---|---|
| | *(In Thousands)* | |
| Building and improvements | 2–40 years | $ 3 |
| Leasehold improvements | 1–30 years | 11,295 |
| Furniture and equipment | 1–20 years | 47,397 |
| Construction-in-process | | 379 |
| | | 59,074 |
| Less accumulated depreciation | | (48,689) |
| Total premises and equipment | | $ 10,385 |

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2019, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

| | |
|---|---|
| 2011 | $ 2,770 |
| 2012 | 3,127 |
| 2013 | 3,037 |
| 2014 | 2,954 |
| 2015 | 1,805 |
| Thereafter | 11,683 |
| Total minimum lease payments | $ 25,376 |

Rental expense for the year ended December 31, 2010, was $3.0 million.

## 7. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2010 (in thousands):

| | |
|---|---|
| U.S. government obligations | $ 372,641 |
| Corporate debt and other securities | 398,203 |
| | $ 770,844 |

## 8. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $16.3 million in 2010, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (the Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of SunTrust Banks, Inc. common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vest after three years and generally have a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from treasury stock.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2010 was approximately $18.5 thousand and $5.8 million, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2010, there was

## 8. Employee Benefits (continued)

approximately $2.4 million of unrecognized stock-based compensation expense related to nonvested stock.

## 9. Transactions with Related Parties

During the year ended December 31, 2010, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries. In 2010, the cost of these services allocated to the Company was $21.6 million. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2010, total referral fees paid to the Parent and affiliates incurred was $48.2 million. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain management and investment advisory, underwriting, and administrative services. In 2010, revenue earned for such activities totaled $45.9 million. Balances with respect to related parties at December 31, 2010, are (in thousands):

| | |
|---|---|
| Cash and cash equivalents | 364 |
| Cash segregated under Federal and other regulations | 12,064 |
| Due from related parties | 29,804 |
| Securities owned | 150,329 |
| Secured demand note receivable from Parent | 160,000 |
| Securities sold under agreements to repurchase | 110,000 |
| Due to related parties | 23,215 |
| Notes payable to related parties | 342,603 |
| Subordinated demand note payable to Parent | 160,000 |
| **Revenues:** | |
| Administrative fees | 42,738 |
| Management and investment advisory fees | 2,508 |
| Underwriting fees | 588 |
| Other | 16 |
| **Expenses:** | |
| Interest | 1,316 |
| Fees paid to related parties | 69,827 |

**9. Transactions with Related Parties (continued)**

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 0.37% at December 31, 2010, with interest due monthly. At December 31, 2010, the outstanding balance on this unsecured line of credit was $142 million.

The Company has a $160 million subordinated collateralized noninterest-bearing note payable with the Parent that matures on December 15, 2011. Under the terms of the note payable, the Parent provided the Company with a noninterest-bearing note receivable, collateralized by marketable securities owned by the Parent. The subordinated note payable is covered by agreements approved by FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 14), it may not be repaid. Furthermore, the Company must notify FINRA within six months of the Company's intent to make payments. As of December 31, 2010, no such notices had been presented to FINRA.

The Company also has a $400 million unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2010 was 0.25%. Any advances and accrued interest are due the following business day. At December 31, 2010, the outstanding balance was $200.6 million.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2010, there were no outstanding borrowings under the facility.

**10. Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes*, are as follows:

| | 2010 | | |
|---|---|---|---|
| | Current | Deferred | Total |
| | | *(In Thousands)* | |
| Federal | $ 41,907 | $ 1,241 | $ 43,148 |
| State | 7,687 | (1,092) | 6,595 |
| | $ 49,594 | $ 149 | $ 49,743 |

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

| | 2010 |
|---|---|
| | *(In Thousands)* |
| Income tax at federal statutory rate of 35% | $ 44,850 |
| State income taxes, net of federal benefit | 4,287 |
| Other | 606 |
| Total provision for income taxes | $ 49,743 |

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to securities and benefit-related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $9.0 million at December 31, 2010. A valuation allowance has not been established against the Company's deferred tax assets as of December 31, 2010, as the Company has determined that it is more likely than not that all such

**10. Income Taxes (continued)**

tax assets will be realized in the future. The Company's temporary differences, which give rise to the net deferred tax asset, are as follows:

| | 2010 |
|---|---|
| | *(In Thousands)* |
| Securities | $ 12,570 |
| Employee benefits | (10,012) |
| Fixed assets | 1,092 |
| Accrued expenses | 5,764 |
| Other | (398) |
| Net deferred tax asset | $ 9,016 |

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. As of December 31, 2010, the Company's federal returns through 2006 have been examined by the Internal Revenue Service ("IRS") and all issues have been resolved. The Company's 2007 through 2009 federal income tax returns are currently under examination by the IRS. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

**11. Commitments and Contingencies**

The Company has a $300 million uncommitted, secured revolving line of credit with the Bank of New York Mellon. The line of credit requires the segregation of the Company's collateral overnight and a rate as determined by the lender at the time of the advance. At December 31, 2010, there were no outstanding borrowings under the facility.

The Company and its subsidiaries are parties to numerous claims and lawsuits arising in the course of their normal business activities, some of which involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, unsubstantiated by legal theory, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. In addition, the outcome of litigation and regulatory matters and timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

For a limited number of legal matters in which the Company is involved, the Company is able to estimate a range of reasonably possible losses. For other matters for which a loss is probable or reasonably possible, such an estimate is not possible. For those matters where an estimate is reasonably possible, management currently estimates the aggregate range of reasonably possible losses as $45 million to $55 million in excess of the accrued liability, if any, related to those matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2010. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Those matters for which an estimate is not possible are not included within this estimated range and, therefore, this estimated range does not represent the Company's maximum loss exposure. Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

## 11. Commitments and Contingencies (continued)

The following is a description of the nature of certain litigation and regulatory matters:

### Auction Rate Securities Investigations and Claims

In September 2008, the Company entered into an "agreement in principle" with FINRA related to the sales of ARS by the Company regardless of whether any claims have been asserted by the investor. This agreement was non-binding and subject to the negotiation of a final settlement. The parties were unable to finalize this agreement and FINRA continued its investigation. At this time the Company believes that FINRA has completed its investigation and intends to recommend that charges be filed against the Company. The parties are engaged in settlement discussions, and the Company has accrued its best estimate for this incurred loss. Notwithstanding that fact, the Company announced in November 2008, that it would move forward with ARS purchases from essentially the same categories of investors who would have been covered by the original agreement with FINRA as well as certain other investors not addressed by the agreement. As of December 31, 2010, the Company has purchased approximately $330.2 million of ARS and is expected to purchase approximately $39.8 million in additional ARS. The Company concurrently sold these positions to the Parent at market value and therefore, did not hold positions on its balance sheet. The Company had reserved $16.7 million at December 31, 2010 for the estimated remaining probable losses. The remaining loss amount represents the difference between the par amount and the estimated fair value of the remaining ARS that the Company believes it will likely purchase from investors. This amount may change due to changes in the fair market value of the underlying investment and therefore, can be impacted by changes in the performance of the underlying obligor or collateral as well as general market conditions.

### Other ARS Claims

Since April 2008, several arbitrations and individual lawsuits have been filed against the Company by parties who purchased ARS through it. Broadly stated, these complaints allege that the Company made misrepresentations about the nature of these securities and engaged in conduct designed to mask some of the liquidity risk associated with them. They also allege that the Company was aware of the risks and problems associated with these securities, and took steps in advance of the wave of auction failures to remove these securities from its own holdings. The claimants in these actions are seeking to recover the par value of the ARS in question as well as compensatory and punitive damages in unspecified amounts. The Company reserved $16

**11. Commitments and Contingencies (continued)**

million as of December 31, 2010, for estimated probable losses related to other ARS claims, and recognized those probable losses in trading gains, net of losses in the Statement of Operations.

**In re LandAmerica Financial Group, Inc. et al.**

The Company has been made aware that the bankruptcy trustee representing the estates of LandAmerica 1031 Exchange Services, Inc, ("LES"), and its parent company LandAmerica Financial Group, Inc. ("LFG") currently is investigating whether to bring claims against the Company and other entities related to the purchase of ARS by LES through the Company. The total par amount of ARS bought through the Company and held by LES at the time of the collapse of the auction rate market in February 2008 was approximately $152 million. At this time, no legal action has been filed by the trustee. The underlying bankruptcy proceeding is pending in the U.S. Bankruptcy Court for the Eastern District of Virginia.

**Lehman Brothers Holdings, Inc. Litigation**

Beginning in October 2008, the Company, along with other underwriters and individuals, were named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state and federal courts in Arkansas, California, Texas and Washington. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. All cases have now been transferred for coordination to the multi-district litigation captioned In re Lehman Brothers Equity/Debt Securities Litigation pending in the U.S. District Court for the Southern District of New York.

**SunTrust Securities Class Action Litigation**

Beginning in May 2009, the Company, the Parent, SunTrust Capital IX and officers and directors of the Parent and others were named in three putative class actions arising out of the offer and sale of approximately $690 million of SunTrust Capital IX 7.875% Trust Preferred Securities ("TRUPs") of the Parent. The complaints alleged, among other things, that the relevant registration statement and accompanying prospectus misrepresented or omitted material facts regarding the Parent's allowance for loan and lease loss reserves, the Parent's capital position and its internal risk controls. Plaintiffs seek to recover alleged losses in connection with their

**11. Commitments and Contingencies (continued)**

investment in the TRUPs or to rescind their purchases of the TRUPs. These cases were consolidated under the caption Belmont Holdings Corp., et al., v. SunTrust Banks, Inc., et al., in the U.S. District Court for the Northern District of Georgia, Atlanta Division, and on November 30, 2009, a consolidated amended complaint was filed. On January 29, 2010, Defendants filed a motion to dismiss the consolidated amended complaint. This motion was granted, with leave to amend, on September 10, 2010. On October 8, 2010, the lead plaintiff filed an amended complaint in an attempt to address the pleading deficiencies identified in the Court's dismissal decision.

**Riverside National Bank of Florida v. The McGraw-Hill Companies, Inc. et al.**

On August 6, 2009, Riverside National Bank of Florida filed a complaint in the Supreme Court of the State of New York, County of Kings, against the Company, along with several other broker-dealers, portfolio managers, rating agencies and others. On November 13, 2009, the Plaintiffs filed a second amended complaint entitled Riverside National Bank of Florida v. The McGraw-Hill Companies, Inc. et al. The complaint alleges claims for common law fraud, negligent misrepresentation, breach of contract and other state law claims relating to the sale of CDOs, backed by trust preferred securities. The complaint alleges that the offering materials for the CDOs were misleading, the trust preferred securities underlying the CDOs were not sufficiently diversified, and the CDOs had inflated and erroneous ratings. As to the Company, the complaint seeks damages in connection with a $7 million senior CDO security that was acquired by Riverside. The complaint alleges that the security has lost over $5 million in value and seeks aggregate damages from all defendants of over $132 million. Defendants filed a motion to dismiss on December 11, 2009. On April 16, 2010, Riverside National Bank of Florida was closed by the Office of the Comptroller of the Currency and the FDIC was named its receiver. On June 3, 2010, the case was removed to the U.S. District Court for the Southern District of New York.

**Colonial BancGroup Securities Litigation**

Beginning in July 2009, the Company, certain other underwriters, The Colonial BancGroup, Inc. and certain officers and directors of Colonial BancGroup were named as defendants in a putative class action filed in the U.S. District Court for the Middle District of Alabama, Northern District entitled In re Colonial BancGroup, Inc. Securities Litigation. The complaint was brought by purchasers of certain debt and equity securities of Colonial BancGroup and seeks unspecified

## 11. Commitments and Contingencies (continued)

damages. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 due to allegedly false and misleading disclosures in the relevant registration statement and prospectus relating to Colonial's goodwill impairment, mortgage underwriting standards and credit quality. On August 28, 2009, The Colonial BancGroup, Inc. filed for bankruptcy. The Defendants' motion to dismiss was denied in May 2010, but the Court subsequently has ordered Plaintiffs to file an amended complaint.

## 12. Financial Instruments with Off-Balance Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities. The Company enters into various off-balance sheet financial instruments of this nature regarding mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities sold but not yet purchased and in current period earnings. At December 31, 2010, the Company had TBA commitments totaling $108.4 million, resulting in net unrealized gains of $0.2 million.

## 13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2010, the Company experienced de minimis net losses as a result of the indemnity. The clearing agreement expires May 2015.

**14. Net Capital Requirements**

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital, as defined, of $378.6 million, which was $377.6 million in excess of the required net capital.

# Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

# Schedule I
# Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010
*(In Thousands)*

| | | | |
|---|---|---|---|
| **Computation of net capital** | | | |
| Total shareholder's equity | | $ | 570,466 |
| Add: | | | |
| Subordinated borrowings allowable in computation of net capital | | | 160,000 |
| Total capital and allowable subordinated borrowings | | | 730,466 |
| Deductions and/or charges: | | | |
| Nonallowable assets: | | | |
| Securities owned not readily marketable | 20,018 | | |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation | 10,385 | | |
| Goodwill | 123,340 | | |
| Deposits with clearing organizations | 13,127 | | |
| Due from related parties | 29,804 | | |
| Deferred taxes | 9,016 | | |
| Accrued interest and other income receivable | 28,291 | | |
| Other assets, miscellaneous | 4,382 | | |
| Total nonallowable assets | 238,363 | | |
| Other deductions or charges | 16,228 | | 254,591 |
| Net capital before haircuts on securities positions | | | 475,875 |
| Haircuts on securities: | | | |
| Trading assets: | | | |
| U.S. government and agency obligations | 26,394 | | |
| Corporate debt obligations | 69,015 | | |
| State and municipal obligations | 1,753 | | |
| Commercial paper | 9 | | |
| Other securities | 146 | | 97,317 |
| **Net capital** | | $ | 378,558 |
| **Computation of alternative net capital requirement** | | | |
| 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater) | | | 1,005 |
| **Excess net capital** | | $ | 377,553 |
| **Net capital in excess of 5% of aggregate debit items or 102% of the net capital requirement if greater** | | $ | 377,352 |

*There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2010, filed on February 24, 2011.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

# Schedule II
## Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010
*(In Thousands)*

| | | |
|---|---|---|
| **Credit balances:** | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 5,757 |
| Customer-related fails to receive | | 2,139 |
| Market value of short securities and credits in all suspense accounts over 30 calendar days | | 2,055 |
| Total credit balances | $ | 9,951 |
| **Debit balances:** | | |
| Customer debit balances | $ | 8,340 |
| Customer-related fails to deliver | | 4,993 |
| Gross debits | | 13,333 |
| Less 3% | | (400) |
| Total debit balances | $ | 12,933 |
| **Reserve computation:** | | |
| Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account" | $ | – |
| Amount on deposit in the "Reserve Bank Account" at December 31, 2010 | $ | 22,055 |

*There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2010, filed on February 24, 2011.*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010
*(In Thousands)*

| | |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). | None |
| **A. Number of items** | None |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | None |
| **B. Number of items** | None |

*There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2010, filed on February 24, 2011.*

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# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors

SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2011

Ernst & Young LLP

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# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2010
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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